As filed with the Securities and Exchange Commission on July 20, 2015	Registration No. 333-200202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6/A
POST-EFFECTIVE AMENDMENT NO. 1 TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

ASTRAZENECA PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

England
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
 (Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue (13th floor)
New York, New York  10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John W. Banes, Esq. Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR England	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☒ July 27, 2015 at 8:00 AM.

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (14), (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraphs (14), (15) and (17).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraphs (16) and (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14), (15) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), and (9).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (21) and (22).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (11).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.   EXHIBITS

(a)(i)               Form of Amendment No. 1 to Amended and Restated Deposit Agreement, by and among AstraZeneca PLC (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares outstanding under the terms of the Amended and Restated Deposit Agreement, dated as of February 6, 2015. — Filed herewith as Exhibit (a)(i).

(a)(ii)              Amended and Restated Deposit Agreement, dated as of February 6, 2015, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of American Depositary Receipts thereunder evidencing American Depositary Shares. — Filed herewith as Exhibit (a)(ii).

(b)           Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c)           Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  — None.

(d)           Opinion of counsel for the Depositary as to the legality of the securities to be registered.  — Previously filed.

(e)           Certificate under Rule 466.  — Filed herewith as Exhibit (e).

(f)           Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Included on the signature pages to the Registration Statement on Form F-6 (Reg. No. 333-200202) filed on November 14, 2014.

Item 4.   UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, as amended from time to time, by and among AstraZeneca PLC, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts outstanding thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of July, 2015.

Legal entity created by the Amended and Restated Deposit Agreement, as amended, under which the American Depositary Shares registered hereunder are to be issued.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Mark Gherzo
Name: Mark Gherzo Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, AstraZeneca PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in London, United Kingdom, on July 20, 2015.

ASTRAZENECA PLC

By:	/s/ Marc Dunoyer
Name: Marc Dunoyer
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by or on behalf of the following persons in the following capacities on July 20, 2015.

Signature	Title

*	Non-Executive Chairman of the Board of Directors
Leif Johansson

*	Chief Executive Director and Executive Director
Pascal Soriot

/s/ Marc Dunoyer	Chief Financial Officer and Executive Director
Marc Dunoyer

*	Non-Executive Director
Marcus Wallenberg

*	Non-Executive Director
Jean-Philippe Courtois

*	Non-Executive Director
Rudy Markham

*	Non-Executive Director
Bruce Burlington

*	Non-Executive Director
Baroness Shriti Vadera

Signature	Title

*	Non-Executive Director
Geneviève Berger

*	Non-Executive Director
Graham Chipchase

*	Non-Executive Director
Ann Cairns

Non-Executive Director
Cornelia Bargmann

Authorized Representative in the U.S.

*
Richard Kenny

*By	/s/ Marc Dunoyer
Name: Marc Dunoyer
Title: Attorney-in-fact

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Amended and Restated Deposit Agreement

(a)(ii)	Amended and Restated Deposit Agreement

(e)	Certificate under Rule 466